COLE CREDIT PROPERTY TRUST IV, INC.
 SUPPLEMENT NO. 2 DATED APRIL 20, 2012
 TO THE PROSPECTUS DATED FEBRUARY 15, 2012

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated February 15, 2012 and Supplement No. 1 dated March 8, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	declaration of distributions;
(3)	recent real property investments;
(4)	placement of debt on certain real property investments; and
(5)	potential real property investments.

 Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan.  Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until we received subscriptions aggregating at least $2,500,000. On April 13, 2012, we satisfied the conditions of our escrow agreement and issued 308,206 shares of the Company’s common stock in the offering, resulting in gross proceeds of approximately $3.1 million.

As of April 19, 2012, we had accepted investors’ subscriptions for, and issued, 407,724 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $4.1 million. In addition, we have special escrow provisions for residents of Pennsylvania and Tennessee which have not been satisfied as of April 19, 2012 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Tennessee.

We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Distributions

Our Board of Directors has authorized a daily distribution, based on 366 days in the calendar year, of $0.001707848 per share (which equates to approximately 6.25% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on April 14, 2012 and ending on June 30, 2012. The payment date for each of the daily distributions for the period commencing on April 14, 2012 and ending on April 30, 2012 will be in May 2012. The payment date for each of the daily distributions for the period commencing on May 1, 2012 and ending on May 31, 2012 will be in June 2012. The payment date for each of the daily distributions of the period commencing on the June 1, 2012 and ending on June 30, 2012 will be in July 2012.

Recent Real Property Investments

The following information supersedes and replaces the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 10 of the prospectus.

Description of Real Estate Investments

As of April 19, 2012, our investment portfolio consisted of five properties located in five states, consisting of approximately 89,000 gross rentable square feet of commercial space. Our properties as of April 19, 2012 are listed below in order of their date of acquisition.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant	Feet	Purchase Price
Advance Auto Parts – North Ridgeville, OH (1)	Automotive Parts	1	Advance Stores Company, Inc.	6,000	$1,673,000
PetSmart – Wilkesboro, NC (1)	Specialty Retail	1	PetSmart Inc.	12,259	2,650,000
Nordstrom Rack – Tampa, FL	Department Store	1	Nordstrom, Inc.	44,925	11,998,039
Walgreens – Blair, NE	Drugstore	1	Walgreens Co.	14,820	4,242,424
CVS – Corpus Christi, TX	Drugstore	1	CVS EGL South Alameda TX, LP	11,306	3,400,000
				89,310	$23,963,463

(1)	These properties were acquired by purchasing 100% of the membership interests in Cole AA North Ridgeville OH, LLC (AA
	North Ridgeville) and Cole PM Wilkesboro NC, LLC (PM Wilkesboro), respectively, each a Delaware limited liability
	company, from Series C, LLC (Series C), an affiliate of our advisor. AA North Ridgeville and PM Wilkesboro owned, as their
	only asset, single tenant retail buildings located in North Ridgeville, OH and Wilkesboro, NC, respectively. A majority
	of our board of directors (including a majority of our independent directors) not otherwise interested in the transactions
	approved the acquisitions as being fair and reasonable to us and determined that the cost to us of each property was equal to the
	cost of the respective property to Series C (including acquisition related expenses). In addition, the purchase price of each
	property, exclusive of closing costs, was less than the current appraised value of the respective property as determined by an
	independent third party appraiser.

The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 104 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in retail and other income-producing commercial properties located throughout the United States.

As of April 19, 2012, we, through separate wholly-owned limited liability companies and limited partnerships, owned five properties located in five states, consisting of approximately 89,000 gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and proceeds from our revolving credit facility and related party line of credit. Our properties as of April 19, 2012 are listed below in order of date of acquisition:

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Advance Auto Parts – North Ridgeville, OH (4)	April 13, 2012	2008	$1,673,000	$33,460	8.30%	8.30%	100%
PetSmart – Wilkesboro, NC (4)	April 13, 2012	2011	2,650,000	53,000	8.10%	8.33%	100%
Nordstrom Rack – Tampa, FL	April 16, 2012	2010	11,998,039	239,961	7.41%	7.41%	100%
Walgreens – Blair, NE	April 18, 2012	2008	4,242,424	84,848	6.60%	6.60%	100%
CVS – Corpus Christi, TX	April 19, 2012	1998	3,400,000	68,000	6.75%	6.75%	100%
			$23,963,463	$479,269

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned
“Management Compensation” beginning on page 73 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, the properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases.
Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, the properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable.
The majority of our properties are subject to triple net leases. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	These properties were acquired by purchasing 100% of the membership interests in AA North Ridgeville and PM Wilkesboro, respectively, from Series C. A majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transactions approved the acquisitions as being fair and reasonable to us and determined that the cost to us of each property was equal to the cost of the respective property to Series C (including acquisition related expenses). In addition, the purchase price of each property, exclusive of closing costs, was less than the current appraised value of the respective property as determined by an independent third party appraiser.

The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

			% of
		Total	Total			Base Rent
		Square	Rentable		Current	per
		Feet	Square	Renewal	Annual Base	Square
Property	Major Tenants (1)	Leased	Feet	Options (2)	Rent	Foot	Lease Term (3)
Advance Auto Parts –	Advance Stores	6,000	100%	3/5 yr.	$138,845	$23.14	4/13/2012	2/29/2024
North Ridgeville, OH	Company, Inc.
PetSmart –	PetSmart Inc.	12,259	100%	4/5 yr.	214,533	17.50	4/13/2012	1/31/2017
Wilkesboro, NC					226,791	18.50	2/1/2017	1/31/2022
Nordstrom Rack –	Nordstrom, Inc.	44,925	100%	4/5 yr.	889,515	19.80	4/16/2012	10/31/2020
Tampa, FL
Walgreens – Blair, NE	Walgreens Co.	14,820	100%	10/5 yr.	280,000	18.89	4/18/2012	9/30/2033
CVS – Corpus	CVS EGL South.	11,306	100%	5/5 yr.	229,500	20.30	4/19/2012	4/30/2037
Christi, TX	Alameda TX, LP

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the
	non-cancellable lease term. Pursuant to each of the leases, the tenants are required to pay substantially all operating expenses
	and capital expenditures in addition to base rent.

Tenant Lease Expirations

The following table sets forth lease expirations of our properties, as of April 19, 2012, for each of the next ten years and thereafter assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	1	44,925	889,515	51%
2021	—	—	—	—%
2022	1	12,259	220,642	13%
Thereafter	3	32,126	648,345	36%
	5	89,310	$1,758,502	100%

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the properties noted above is approximately $19.7 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of April 19, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
Advance Auto Parts – North Ridgeville, OH	$1,371,860
PetSmart – Wilkesboro, NC	2,173,000
Nordstrom Rack – Tampa, FL	9,838,392
Walgreens – Blair, NE	3,478,788
CVS – Corpus Christi, TX	2,788,000
$19,650,040

We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Placement of Debt on Certain Real Property Investments

The following information supplements, and should be added as a subsection following the section in our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 104 of the prospectus.

Revolving Credit Facility

On April 13, 2012, our operating partnership entered into a secured revolving credit facility (the Credit Facility) providing for up to $50.0 million of borrowings pursuant to a credit agreement (the Credit Agreement) with J.P. Morgan Securities, LLC, as sole lead arranger and sole bookrunner, JPMorgan Chase Bank, N.A. (JPMorgan Chase) as administrative agent, and other lending institutions that may become parties to the Credit Agreement (collectively, with JPMorgan Chase, the Lenders).

The Credit Facility allows our operating partnership to borrow up to $50.0 million in revolving loans (the Revolving Loans), with the maximum amount outstanding not to exceed: (i) 70% of the aggregate value allocated to each qualified property comprising the borrowing base (the Borrowing Base) during the period from April 13, 2012 through October 12, 2012 (the Tier One Period); (ii) 65% of the Borrowing Base during the period from October 13, 2012 to April 12, 2013 (the Tier Two Period); and (iii) 60% of the Borrowing Base during the period from April 13, 2013 through April 13, 2015 (the Tier Three Period). Up to 15.0% of the total amount available may be used for issuing letters of credit and up to 10.0% of the Credit Facility, not to exceed $15.0 million, may be used for short term (ten business day) advances. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $250.0 million (the Accordion Feature). The Credit Facility matures on April 13, 2015.

The Revolving Loans will bear interest at rates depending upon the type of loan specified by our operating partnership. For a Eurodollar rate loan, as defined in the Credit Agreement, the interest rate will be equal to the one-month LIBOR (the Eurodollar Rate) for the interest period, plus the applicable rate (the Eurodollar Applicable Rate). The Eurodollar Applicable Rate is based upon the applicable period then in effect, and ranges from 2.40% during the Tier Three Period to 2.70% during the Tier One Period. For floating rate loans, the interest rate will be a per annum amount equal to the applicable rate (the Floating Applicable Rate) plus the greatest of (a) the Federal Funds Rate plus 0.5%; (b) JPMorgan Chase’s Prime Rate; or (c) LIBOR plus 1.0%. The Floating Applicable Rate is based upon the applicable period then in effect, and ranges from 1.40% during the Tier Three Period to 1.70% during the Tier One Period.

As of April 19, 2012, the Borrowing Base under the Credit Facility was approximately $11.4 million based on the underlying collateral pool for qualified properties. As of April 19, 2012, we had $11.4 million outstanding under the Credit Facility.

Series C Loan

On April 13, 2012, we entered into a $10.0 million subordinate revolving line of credit with Series C (the Series C Loan). The Series C Loan bears interest at a fixed interest rate of 4.5% with accrued interest payable monthly in arrears and principal due upon maturity on April 12, 2013. In the event the Series C Loan is not paid off on the maturity date, the loan includes default provisions. Upon the occurrence of an event of default, interest on the Series C Loan will accrue at an annual default interest rate equal to 4% above the stated interest rate. The Series C Loan has been approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties under the same circumstances.  As of April 19, 2012, we had $8.7 million outstanding under the Series C Loan.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Compensation to
Property	Acquisition Date	Purchase Price	Sponsor (1)
CVS – Charleston, SC	April 2012	$2,137,778	$42,756
CVS – Asheville, NC	April 2012	2,365,249	47,305
O’Reilly Auto Parts – Brownfield, TX	May 2012	965,447	19,309
O’Reilly Auto Parts – Columbus, TX	May 2012	1,130,213	22,604
Walgreens – Suffolk, VA	May 2012	4,925,000	98,500
Walgreens – Springfield, IL	May 2012	5,223,000	104,460
Walgreens – Montgomery, AL	May 2012	4,477,000	89,540
		$21,223,687	$424,474

(1)		Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant	Square Feet	Occupancy
CVS – Charleston, SC	1	South Carolina CVS Pharmacy, LLC	10,908	100%
CVS – Asheville, NC	1	North Carolina CVS Pharmacy, LLC	10,908	100%
O’Reilly Auto Parts – Brownfield, TX	1	O’Reilly Automotive Stores, Inc.	6,300	100%
O’Reilly Auto Parts – Columbus, TX	1	O’Reilly Automotive Stores, Inc.	6,000	100%
Walgreens – Suffolk, VA	1	Walgreen, Co.	14,820	100%
Walgreens – Springfield, IL	1	Walgreen, Co.	14,820	100%
Walgreens – Montgomery, AL	1	Walgreen, Co.	14,820	100%
			78,576

The table below provides leasing information for the major tenants at each property:

			Current	Base Rent
		Renewal	Annual Base	per Square
Property	Major Tenants (1)	Options (2)	Rent	Foot	Lease Term (3)
CVS – Charleston, SC	South Carolina CVS Pharmacy, LLC	5/5 yr.	$144,300	$13.23	4/23/2012	4/30/2037
CVS – Asheville, NC	North Carolina CVS Pharmacy, LLC	5/5 yr.	159,700	14.64	4/23/2012	4/30/2037
O’Reilly Auto Parts – Brownfield,	O’Reilly Automotive Stores,	5/5 yr.	68,064	10.80	2/1/2012	1/31/2022
TX	Inc.		72,144	11.45	2/1/2022	1/31/2027
O’Reilly Auto Parts – Columbus,	O’Reilly Automotive Stores,	4/5 yr.	79,680	13.28	10/1/2011	9/30/2022
TX	Inc.		84,456	14.08	10/1/2022	9/30/2027
			89,523	14.92	10/1/2027	9/30/2031
Walgreens – Suffolk, VA	Walgreen, Co.	10/5 yr.	330,000	22.27	8/6/2007	8/31/2032
Walgreens – Springfield, IL	Walgreen, Co.	10/5 yr.	350,000	23.62	10/15/2007	10/31/2032
Walgreens – Montgomery, AL	Walgreen, Co.	10/5 yr.	300,000	20.24	3/29/2007	3/31/2032

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.

We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds.  We may use the properties as collateral in future financings.